EXHIBIT 12
KEYCORP
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)
(unaudited)

	Year ended December 31,
	2009		2008		2007		2006		2005
Computation of Earnings
Net income (loss) attributable to Key	$(1,335)		$(1,468)		$919		$1,055		$1,129
Add: Provision for income taxes	(1,035)		437		277		440		428
Less: Income (loss) from discontinued operations, net of taxes	(48)		(173)		(16)		(127)		53
Less: Cumulative effect of accounting change, net of taxes	—		—		—		5		—

Income (loss) before income taxes and cumulative effect of accounting change	(2,322)		(858)		1,212		1,617		1,504
Fixed charges, excluding interest on deposits	314		597		835		787		624

Total earnings for computation, excluding interest on deposits	(2,008)		(261)		2,047		2,404		2,128
Interest on deposits	1,119		1,468		1,845		1,576		976

Total earnings for computation, including interest on deposits	$(889)		$1,207		$3,892		$3,980		$3,104

Computation of Fixed Charges
Net rental expense	$122		$111		$108		$122		$149

Portion of net rental expense deemed representative of interest	$18		$28		$30		$34		$38
Interest on short-term borrowed funds	21		187		312		201		153
Interest on long-term debt	275		382		493		552		433

Total fixed charges, excluding interest on deposits	314		597		835		787		624
Interest on deposits	1,119		1,468		1,845		1,576		976

Total fixed charges, including interest on deposits	$1,433		$2,065		$2,680		$2,363		$1,600

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	$294		$42		—		—		—
Total fixed charges, excluding interest on deposits	314		597		$835		$787		$624

Combined fixed charges and preferred stock dividends, excluding interest on deposits	608		639		835		787		624
Interest on deposits	1,119		1,468		1,845		1,576		976

Combined fixed charges and preferred stock dividends, including interest on deposits	$1,727		$2,107		$2,680		$2,363		$1,600

Ratio of Earnings to Fixed Charges
Excluding deposit interest	(6.39	)x	(.44	)x	2.45	x	3.05	x	3.41	x
Including deposit interest	(.62	)x	.58	x	1.45	x	1.68	x	1.94	x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	(3.30	)x	(.41	)x	2.45	x	3.05	x	3.41	x
Including deposit interest	(.51	)x	.57	x	1.45	x	1.68	x	1.94	x